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                             April 4, 2022

       Ren Yong
       Chief Executive Officer
       Puyi Inc.
       42F, Pearl River Tower
       No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
       Guangzhou, Guangdong, Province
       People's Republic of China

                                                        Re: Puyi Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 27,
2022
                                                            File No. 333-261063

       Dear Mr. Yong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       Cover Page

   1. Please revise your cover page and throughout to remove the disclosure that you effectively control
  the business operations of the VIEs and that you    have the power to
                                                        direct the most
significant activities of the VIEs    to clarify that you have contractual
                                                        relationships with the
VIEs and may be unable to enforce the terms of such agreements.
                                                        Similarly, please
remove the disclosure throughout that refers to the VIEs as    our VIEs
                                                        and "our subsidiaries
and VIEs," and revise throughout to remove disclosure stating that
 Ren Yong
FirstName
Puyi Inc. LastNameRen Yong
Comapany
April       NamePuyi Inc.
       4, 2022
April 24, 2022 Page 2
Page
FirstName LastName
         you or your investors do not have "direct" equity ownership or "direct" ownership of the
         VIEs as such disclosure suggests a possibility of indirect ownership. In addition, please revise your cover page, summary of the risk factors and risk factors to state that the contracts with the VIEs have never been tested in court.
2. Please expand your disclosure on the cover page, the prospectus summary, the summary of the risk factors and the risk factors to describe recent statements and regulatory actions
         by China   s government related to anti-monopoly concerns and to
address such statements
         and regulatory actions that have or may impact your ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, please update
         your disclosure regarding the CAC and the CSRC   s rules on overseas
offerings.
3. Please revise to state whether any cash transfers have been made to date between you, your subsidiaries, and the consolidated VIEs, or to investors, quantify the amounts where applicable, include cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, and disclose here, in the summary of the risk factors and in the risk factors that
         there is no assurance that China   s government will not intervene or
impose restrictions on
         the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash. Also, please include a cross-reference to where you address these issues in greater detail in your prospectus summary, and revise your prospectus summary to disclose whether you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs, or to investors. To the extent that you do have such cash management policies, please summarize the policies on your cover page or state that you do not have cash management policies that dictate how funds are transferred.
4. We note your disclosure regarding the Holding Foreign Companies Accountable Act.
         Please also disclose on the cover page that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus, the
         company's shares could be prohibited from trading and delisted after two years instead of three. Also, add similar disclosure to the forth bullet in the summary of risk factors.
Prospectus Summary, page 5

5. Please include cross-references to where the risks identified in your Risks Related to Our
         Corporate Structure and the Risks Related to Doing Business in China sections of the
         Summary of Risk Factors are discussed in greater detail in the prospectus.
Permission Required from the PRC Authorities for Our Operation and This Offering, page 10

6. We note your disclosure that you are not required to obtain permissions from Chinese authorities to operate your businesses and offer securities to foreign investors, including permissions from the CSRC. State here whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the Cyberspace Administration of China
 Ren Yong
Puyi Inc.
April 4, 2022
Page 3
         (CAC) and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, please disclose how you determined that such permissions are not required. It appears that you have relied on the advice of ETR Law Firm to determine whether you have obtained all the necessary permissions or approvals. If true, please disclose here.
Holding Company Structure and Contractual Arrangements with the VIE, page 11

7. Please expand your disclosure in the prospectus summary to describe all restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors and to describe all restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please clarify, if true, that most of your cash is in Renminbi, and address the possibility that the PRC could prevent the cash maintained from leaving the
         PRC, could restrict deployment of the cash into the business and restrict the ability to pay dividends. Also add similar risk factor disclosure.
Enforceability of Civil Liabilities, page 47

8. To the extent any of your officers or directors are located in China or Hong Kong, please expand your disclosure to clarify this and address the difficulty of bringing actions against these individuals and enforcing judgments against them. Also add similar risk factor disclosure.
       Please contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 with any questions.



FirstName LastNameRen Yong                                      Sincerely,
Comapany NamePuyi Inc.
                                                                Division of
Corporation Finance
April 4, 2022 Page 3                                            Office of
Finance
FirstName LastName